UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. 3)

Asia Satellite Telecommunications Holdings Limited
(Name of Issuer)

Common Stock, par value HK$0.10 per share
(Title of class of securities)

763991-02-3
(CUSIP Number)

Frank Ertl Managing Director, CFO & Treasurer GE Capital Equity Holdings, Inc. 201 Merritt 7 Norwalk, CT 06851 (203) 229-5062

with a copy to:

Joseph T. Verdesca Weil, Gotshal & Manges LLP 767 Fifth Avenue New York, New York 10153 (212) 310-8000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 14, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 763991-02-3	13D	Page 2 of 22 Pages

1	NAME OF REPORTING PERSON	GE Pacific-1 Holdings, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) [_] (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions)	N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION	Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER	0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER	291,174,695
EACH REPORTING	9	SOLE DISPOSITIVE POWER	0
PERSON WITH	10	SHARED DISPOSITIVE POWER	291,174,695
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 291,174,695
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	[_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 74.4%
14	TYPE OF REPORTING PERSON (see instructions)	CO

CUSIP No. 763991-02-3	13D	Page 3 of 22 Pages

1	NAME OF REPORTING PERSON	GE Pacific-2 Holdings, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) [_] (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions)	N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION	Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER	0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER	291,174,695
EACH REPORTING	9	SOLE DISPOSITIVE POWER	0
PERSON WITH	10	SHARED DISPOSITIVE POWER	291,174,695
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 291,174,695
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	[_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 74.4%
14	TYPE OF REPORTING PERSON (see instructions)	CO

CUSIP No. 763991-02-3	13D	Page 4 of 22 Pages

1	NAME OF REPORTING PERSON	GE Pacific-3 Holdings, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) [_] (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions)	N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION	Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER	0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER	291,174,695
EACH REPORTING	9	SOLE DISPOSITIVE POWER	0
PERSON WITH	10	SHARED DISPOSITIVE POWER	291,174,695
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 291,174,695
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	[_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 74.4%
14	TYPE OF REPORTING PERSON (see instructions)	CO

CUSIP No. 763991-02-3	13D	Page 5 of 22 Pages

1	NAME OF REPORTING PERSON	GE International Holdings Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) [_] (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions)	N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION	Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER	0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER	291,174,695
EACH REPORTING	9	SOLE DISPOSITIVE POWER	0
PERSON WITH	10	SHARED DISPOSITIVE POWER	291,174,695
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 291,174,695
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	[_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 74.4%
14	TYPE OF REPORTING PERSON (see instructions)	CO

CUSIP No. 763991-02-3	13D	Page 6 of 22 Pages

1	NAME OF REPORTING PERSON	GE CFE Luxembourg S. à r.l.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) [_] (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions)	OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION	Luxembourg
NUMBER OF SHARES	7	SOLE VOTING POWER	0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER	291,174,695
EACH REPORTING	9	SOLE DISPOSITIVE POWER	0
PERSON WITH	10	SHARED DISPOSITIVE POWER	291,174,695
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 291,174,695
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	[_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 74.4%
14	TYPE OF REPORTING PERSON (see instructions)	CO

CUSIP No. 763991-02-3	13D	Page 7 of 22 Pages

1	NAME OF REPORTING PERSON	GE CFE Luxembourg Holdings L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) [_] (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions)	N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION	Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER	0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER	291,174,695
EACH REPORTING	9	SOLE DISPOSITIVE POWER	0
PERSON WITH	10	SHARED DISPOSITIVE POWER	291,174,695
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 291,174,695
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	[_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 74.4%
14	TYPE OF REPORTING PERSON (see instructions)	CO

CUSIP No. 763991-02-3	13D	Page 8 of 22 Pages

1	NAME OF REPORTING PERSON	GE Capital CFE, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) [_] (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions)	N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION	Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER	0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER	291,174,695
EACH REPORTING	9	SOLE DISPOSITIVE POWER	0
PERSON WITH	10	SHARED DISPOSITIVE POWER	291,174,695
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 291,174,695
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	[_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 74.4%
14	TYPE OF REPORTING PERSON (see instructions)	CO

CUSIP No. 763991-02-3	13D	Page 9 of 22 Pages

1	NAME OF REPORTING PERSON	GE Capital Equity Holdings, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) [_] (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions)	OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION	Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER	0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER	291,174,695
EACH REPORTING	9	SOLE DISPOSITIVE POWER	0
PERSON WITH	10	SHARED DISPOSITIVE POWER	291,174,695
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 291,174,695
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	[_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 74.4%
14	TYPE OF REPORTING PERSON (see instructions)	CO

CUSIP No. 763991-02-3	13D	Page 10 of 22 Pages

1	NAME OF REPORTING PERSON	GE Capital Equity Investments, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) [_] (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions)	OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION	Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER	0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER	291,174,695
EACH REPORTING	9	SOLE DISPOSITIVE POWER	0
PERSON WITH	10	SHARED DISPOSITIVE POWER	291,174,695
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 291,174,695
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	[_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 74.4%
14	TYPE OF REPORTING PERSON (see instructions)	CO

CUSIP No. 763991-02-3	13D	Page 11 of 22 Pages

1	NAME OF REPORTING PERSON	General Electric Capital Corporation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) [_] (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions)	OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION	Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER	0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER	291,174,695
EACH REPORTING	9	SOLE DISPOSITIVE POWER	0
PERSON WITH	10	SHARED DISPOSITIVE POWER	291,174,695
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 291,174,695
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	[_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 74.4%
14	TYPE OF REPORTING PERSON (see instructions)	CO

CUSIP No. 763991-02-3	13D	Page 12 of 22 Pages

1	NAME OF REPORTING PERSON	General Electric Capital Services, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) [_] (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions)	N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION	Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER	Disclaimed (See 11 below)
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER	Disclaimed (See 11 below)
EACH REPORTING	9	SOLE DISPOSITIVE POWER	Disclaimed (See 11 below)
PERSON WITH	10	SHARED DISPOSITIVE POWER	Disclaimed (See 11 below)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON Beneficial ownership of all shares is disclaimed by General Electric Capital Services, Inc.
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	[_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Not Applicable (See 11 above)
14	TYPE OF REPORTING PERSON (see instructions)	CO

CUSIP No. 763991-02-3	13D	Page 13 of 22 Pages

1	NAME OF REPORTING PERSON	General Electric Company

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) [_] (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions)	N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION	New York
NUMBER OF SHARES	7	SOLE VOTING POWER	Disclaimed (See 11 below)
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER	Disclaimed (See 11 below)
EACH REPORTING	9	SOLE DISPOSITIVE POWER	Disclaimed (See 11 below)
PERSON WITH	10	SHARED DISPOSITIVE POWER	Disclaimed (See 11 below)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON Beneficial ownership of all shares is disclaimed by General Electric Company
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	[_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Not applicable (See 11 above)
14	TYPE OF REPORTING PERSON (see instructions)	CO

CUSIP No. 763991-02-3	13D	Page 14 of 22 Pages

This Amendment No. 3 to Schedule 13D amends the Schedule 13D initially filed with the Securities and Exchange Commission (the “SEC”) by General Electric Capital Corporation, GE Pacific-1 Holdings, Inc., GE Pacific-2 Holdings, Inc., GE Pacific-3 Holdings, Inc., GE International Holdings Inc., GE CFE Luxembourg S.à r.l., GE CFE Luxembourg Holdings L.L.C., GE Capital CFE, Inc., GE Capital Equity Holdings, Inc., General Electric Capital Services, Inc., and General Electric Company on April 9, 2007, as amended by Amendment No. 1 thereto filed with the SEC on April 25, 2007, as amended by amendment No. 2 filed on

June 29, 2007 (as so amended, the “Schedule 13D”), relating to the common stock, par value HK$0.10 per share, of Asia Satellite Telecommunications Holdings Limited. Unless otherwise defined herein, all capitalized terms shall have the meaning given to them in the Schedule 13D, and the Joint Announcement filed as Exhibit 99.5 thereto, or the Scheme Document or the US Offer Document, dated May 25, 2007 that forms a part of the Schedule TO-T filed with the SEC on May 25, 2007 by Asia Satellite Telecommunications Holdings Limited, AsiaCo Acquisition Ltd., Able Star Associates Limited, GE Capital Equity Investments, Inc., Bowenvale Limited, CITIC Group, and General Electric Capital Corporation, as amended.

Item 2.	Identity and Background.
Item 2 is hereby supplemented as follows:

(a)-(c), (f) This statement is also jointly filed by GE Capital Equity Investments, Inc., a Delaware corporation (“GE Equity”), which is added to entities that constitute the “Reporting Persons”. GE Equity is a wholly owned subsidiary of GECC. The principal business activities of GE Equity are the making, managing and disposing of investments in private and public companies. GE Equity’s principal executive office is located at 201 Merritt 7, Norwalk, Connecticut 06851. The name, citizenship, business address and present principal occupation or employment of each director and executive officer of GE Equity is listed on Schedule A attached to this Amendment No. 3 to Schedule 13D.

(d) Neither GE Equity nor, to its knowledge, any person named on Schedule A attached to this Amendment No. 3 to Schedule 13D has been, during the last five years, convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Neither GE Equity nor, to its knowledge, any person named on Schedule A attached to this Amendment No. 3 to Schedule 13D has been, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The response set forth in Item 3 of the Schedule 13D is hereby amended by adding to the end of Item 3 the following:

Prior to April 14, 2009, the Reporting Persons, through Able Star, held their interests in the Issuer through Bowenvale and AsiaCo Acquisition Ltd. (the “Offeror”). Bowenvale’s sole asset is 268,905,000 shares of Issuer Common Stock, which constitutes approximately 68.74% of the outstanding shares of Issuer Common Stock. Offeror’s sole asset is 22,269,695 shares of Issuer Common Stock, which constitutes 5.69% of the outstanding shares of Issuer Common Stock.

Pursuant to a Shareholders’ Agreement, dated April 14, 2009, in respect of Bowenvale (the “Second Bowenvale Shareholders’ Agreement”) executed among CITIC, Able Star, Bowenvale, General Electric Company, GE Equity and the GE Entities (GE Equity, together with the GE Entities, the “Collective GE Entities”) in exchange for the transfer to Bowenvale of all Able Star’s and GE Equity’s shareholdings in the

CUSIP No. 763991-02-3	13D	Page 15 of 22 Pages

Offeror (the “Share Transfer”), Bowenvale issued 11,023,499 ‘X’ ordinary shares and 222,697 special shares (collectively with the 2,689,050 special shares of Bowenvale already owned by Able Star, “Special Shares”) to Able Star and 11,023,499 ‘Y’ Ordinary Shares to GE Equity, resulting in Able Star holding 147,043,221 shares of Bowenvale representing 50.5% of the issued shares of Bowenvale and the Collective GE Entities holding a an aggregate of 144,131,474 shares of Bowenvale representing 49.5% of the issued shares of Bowenvale. At the completion of the Share Transfer, Offeror becomes a wholly-owned subsidiary of Bowenvale. As part of the Share Transfer transaction, the Offeror Shareholders’ Agreement, dated February 13, 2007, and the Bowenvale Shareholders’ Agreement, dated March 29, 2007, have each been terminated by the shareholders.

It is contemplated in the Second Bowenvale Shareholders’ Agreement that Offeror will be liquidated after completion of the transfer of all its shares by Able Star and GE Equity to Bowenvale, so, that on completion of Offeror’s liquidation, Bowenvale will hold Offeror’s interest in the Issuer directly, resulting in Bowenvale holding 292, 274,695 shares of Issuer Common Stock, representing approximately 74.43% of Issuer Common Stock.

Item 4.	Purpose of Transaction.

The response set forth in Item 4 of the Schedule 13D is hereby amended by adding to the end of Item 4 the following.

The purpose of the Share Transfer is to consolidate shares of Issuer Common Stock separately owned by Bowenvale and Offeror, resulting in a simplified shareholding structure of the Issuer. The Second Bowenvale Shareholders’ Agreement provides that the sole purpose of Bowenvale is to hold shares, directly or indirectly, of Issuer Common Stock, and Bowenvale shall have no other assets or business interests. It also provides the manner in which the rights of shareholders of Bowenvale should be exercised with respect to Issuer Common Stock attributable to the shareholders, including the right to vote the shares of Issuer Common Stock, the right to dividends of Issuer Common Stock and the right to nominate directors of the Issuer.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety to read as follows:

(a) The Collective GE Entities own an aggregate of 49.5% economic interest in Bowenvale and 50% of the voting interests in Bowenvale. To the best of the Reporting Persons’ knowledge, the remaining 50.5% economic interest in Bowenvale (which represents 50% of the voting interests in Bowenvale) is held by Able Star. As noted in Item 3 of Schedule 13D, Bowenvale’s sole asset is 268,905,000 shares (68.74% of the total issued and outstanding) of Issuer Common Stock.

The Reporting Persons hereby disclaim beneficial ownership of 135,797,025 of the shares of Issuer Common Stock that are held by Bowenvale as being attributable to Able Star’s 50.5% beneficial ownership interest in Bowenvale.

Upon the completion of the Share Transfer, the Collective GE Entities, through Bowenvale, will own indirectly an aggregate of 50% interest in the Offeror. To the best of the Reporting Persons’ knowledge, the remaining 50% interest in the Offeror will be held by Able Star through Bowenvale. As noted in Item 3 of Schedule 13D, the Offeror’s sole asset is 22,269,695 shares (5.69% of the total issued and outstanding) of Issuer Common Stock.

The Reporting Persons hereby disclaim beneficial ownership of 11,134,847 of the shares of Issuer Common Stock that are held by the Offeror as being attributable to Able Star’s 50% beneficial ownership interest in the Offeror held through Bowenvale.

CUSIP No. 763991-02-3	13D	Page 16 of 22 Pages

For the purposes of Rule 13d-3 and Rule 13d-5(b)(1) promulgated under the Act, the Reporting Persons are the beneficial owners of 291,174,695 shares of Issuer Common Stock, representing approximately 74.43% of all of the total issued and outstanding Issuer Common Stock. None of the Reporting Persons, other than the Collective GE Entities, has voting power over the Issuer Common Stock owned by either Bowenvale or the Offeror (through Bowenvale), and they are filing solely in their capacities as parent companies of, and indirect beneficial owners of, the Issuer Common Stock owned by the Collective GE Entities through their ownership of Bowenvale and the Offeror shares (through Bowenvale). The responses of the Reporting Persons to Rows (11) through (13) of the cover pages of this Amendment No. 3 are incorporated herein by reference.

The item is qualified in its entirety by reference to the Second Bowenvale Shareholders’ Agreement, which is filed hereto as Exhibit 99.15.

(b) By virtue of the relationship described in Item 2 of the Schedule 13D, each of the Reporting Persons may be deemed to have shared voting and dispositive power with respect to the Issuer Common Stock indirectly owned by Able Star through its direct ownership of Bowenvale and indirect ownership of the Offeror shares.

(c) Pursuant to the Second Bowenvale Shareholders’ Agreement, Bowenvale acquired all of the shares of the Offeror, which, in turn owns 22,269,695 shares of Issuer Common Stock, representing approximately 5.69% of all of the total issued and outstanding Issuer Common Stock. Other than set forth in the preceding sentence, to the best of the Reporting Persons’ knowledge, none of the Reporting Persons, nor any of their executive officers and directors, has effected any transactions in Issuer Common Stock during the past 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented by the addition of the following paragraphs:

Pursuant to the Second Bowenvale Shareholders’ Agreement, the Collective GE Entities and Able Star are entitled to instruct Bowenvale in the voting of the shares of Issuer Common Stock held by Bowenvale and the Offeror. If the instructions of Able Star and the Collective GE Entities are the same, Bowenvale will vote all of the shares of Issuer Common Stock held by itself or the Offeror according to their common instruction. If their instructions are different, the Second Bowenvale Shareholders’ Agreement provides for deadlock resolution mechanisms which, if unsuccessful, would allow either CITIC Group or GE to terminate the Second Bowenvale Shareholders’ Agreement upon seven days’ written notice to the other party.

In the event of a termination of the Second Bowenvale Shareholders’ Agreement, the parties must cause the transfer or distribution of each shareholder’s attributable shares of Issuer Common Stock held by Bowenvale or the Offeror to such shareholders. Until such transfer or distribution is effected, Bowenvale must vote Issuer Common Stock held by itself or the Offeror that is attributable to each shareholder according to such shareholder’s instructions; provided, however, that Bowenvale may not exercise the voting rights attached to the Issuer Common Stock attributable to the holders of Special Shares. Notwithstanding such arrangements, certain material corporate events may not occur unless each of the Collective GE Entities and Able Star consents, and each of them agrees to vote, or cause Bowenvale to vote, its shares of Issuer Common Stock accordingly.

CUSIP No. 763991-02-3	13D	Page 17 of 22 Pages

Pursuant to the Second Bowenvale Shareholders’ Agreement, the rights of each of the Collective GE Entities and Able Star to dispose of their Bowenvale shares and to require Bowenvale or the Offeror to dispose of their attributable shares of Issuer Common Stock, are subject to certain consent rights held by the other party. After March 29, 2010, each of the Collective GE Entities and Able Star will be entitled to dispose of all or any part of their holding of Bowenvale shares subject to the prior written consent of the other party to the Second Bowenvale Shareholders’ Agreement, which consent shall not be unreasonably withheld.

Each of the Collective GE Entities and Able Star have, pursuant to the terms of the Second Bowenvale Shareholders’ Agreement, the right to receive and the power to direct the receipt of dividends received by Bowenvale or the Offeror in respect of, or the proceeds from the sale by Bowenvale or the Offeror of, Issuer Common Stock held by Bowenvale that are attributable to the Collective GE Entities and Able Star, as the case may be. Bowenvale and the Offeror may not dispose of any of their shares of Issuer Common Stock or enter into any agreement in respect of the votes attached to Issuer Common Stock, except that, for the purpose of reflecting the proportionate interest of the parties in Bowenvale or Issuer Common Stock after permitted disposal or acquisitions of shares of Bowenvale or shares of Issuer Common Stock, each of the Collective GE Entities or Able Star may direct Bowenvale or the Offeror to dispose of all or a part of Issuer Common Stock attributable to them, subject to the prior written consent of the other party, which consent shall not be unreasonably withheld.

The Second Bowenvale Shareholders’ Agreement provides that the Board of Directors of the Issuer will be comprised of eight directors (four to be appointed by the Collective GE Entities and the remaining four by Able Star), and, for so long as the Issuer remains listed on the SEHK, two executive directors, being the Chief Executive Officer and the Deputy Chief Executive Officer and three independent non-executive directors. Additionally, the Second Bowenvale Shareholders’ Agreement provides that the Bowenvale Board of Directors (the “Bowenvale Board”) will be comprised of at least six but no more than eight directors, and each of the Collective GE Entities and Able Star shall be entitled to appoint and remove up to four directors. To the extent that the Collective GE Entities and/or Able Star exercise their right to remove a Bowenvale Director and appoint a replacement, Bowenvale, the Collective GE Entities and Able Star will also procure (to the extent possible) that the Bowenvale Director so removed is also removed from the Issuer’s Board of Directors and that the replacement Bowenvale Director also be appointed to the Issuer’s Board of Directors. The right to nominate a chairman and a deputy chairman of Bowenvale will rotate on a two yearly basis between the Collective GE Entities and Able Star, with each nominee to hold office for two years, and it is intended that the Chief Executive Officer and the Deputy Chief Executive Officer be appointed as the Issuer’s chairman and deputy chairman respectively, to the extent the Issuer is requested to appoint a chairman and deputy chairman.

The quorum for meetings of the Bowenvale Board will be two directors, one appointed by the Collective GE Entities and one appointed by Able Star. Decisions of the Bowenvale Board will be by unanimous vote of those directors present. The chairman and deputy chairman of the Bowenvale Board shall each have a vote as a Director, but neither will have an additional vote at board meetings.

In addition, the Second Bowenvale Shareholders’ Agreement provides that after the completion of transfer of all its shares by Able Star and GE Equity to Bowenvale, the Offeror will be liquidated so that Bowenvale will directly hold the Offeror’s interest in the Issuer.

This item is qualified in its entirety by reference to the Second Bowenvale Shareholders’ Agreement, a copy of which is attached hereto as Exhibit 99.15.

CUSIP No. 763991-02-3	13D	Page 18 of 22 Pages

Item 7.	Materials to be Filed as Exhibits.

Item 7 is hereby amended and supplemented by the addition of the following exhibits:

Exhibit No.
Exhibit 24.1	Power of Attorney, dated as of February 5, 2009 appointing Frank Ertl as attorney-in-fact for General Electric Company.
Exhibit 24.2	Power of Attorney, dated as of January 28, 2009 appointing Frank Ertl as attorney-in-fact for General Electric Capital Corporation.
Exhibit 24.3	Power of Attorney, dated as of January 28, 2009 appointing Frank Ertl as attorney-in-fact for General Electric Capital Services, Inc.
Exhibit 99.15

Shareholders’ Agreement, by and among, Able Star Associates Limited, GE Capital Equity Investments, Inc., GE Pacific-1 Holdings, Inc., GE Pacific-2 Holdings, Inc., GE Pacific-3 Holdings, Inc., Bowenvale Limited, CITIC Group and General Electric Company, dated April 14, 2009.

Exhibit 99.16	Joint Filing Agreement among the Reporting Persons.

CUSIP No. 763991-02-3	13D	Page 19 of 22 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	April 14, 2009

GE PACIFIC-1 HOLDINGS, INC.

By:	/s/ Frank Ertl
	Name:	Frank Ertl
	Title:	Managing Director, CFO & Treasurer

GE PACIFIC-2 HOLDINGS, INC.

By:	/s/ Frank Ertl
	Name:	Frank Ertl
	Title:	Managing Director, CFO & Treasurer

GE PACIFIC-3 HOLDINGS, INC.

By:	/s/ Frank Ertl
	Name:	Frank Ertl
	Title:	Managing Director, CFO & Treasurer

GE INTERNATIONAL HOLDINGS INC.

By:	/s/ Frank Ertl
	Name:	Frank Ertl
	Title:	Managing Director, CFO & Treasurer

GE CFE LUXEMBOURG, S. À R.L.

By:	/s/ Frank Ertl
	Name:	Frank Ertl
	Title:	Manager

CUSIP No. 763991-02-3	13D	Page 20 of 22 Pages

GE CFE LUXEMBOURG HOLDINGS L.L.C.

By:	/s/ Frank Ertl
	Name:	Frank Ertl
	Title:	Managing Director, CFO & Treasurer

GE CAPITAL CFE, INC.

By:	/s/ Frank Ertl
	Name:	Frank Ertl
	Title:	Vice President

GE CAPITAL EQUITY HOLDINGS, INC.

By:	/s/ Frank Ertl
	Name:	Frank Ertl
	Title:	Managing Director, CFO & Treasurer

GE CAPITAL EQUITY INVESTMENTS, INC.

By:	/s/ Frank Ertl
	Name:	Frank Ertl
	Title:	Managing Director, CFO & Treasurer

GENERAL ELECTRIC CAPITAL CORPORATION

By:	/s/ Frank Ertl
	Name:	Frank Ertl
	Title:	Attorney-in-fact

GENERAL ELECTRIC CAPITAL SERVICES, INC.

By:	/s/ Frank Ertl
	Name:	Frank Ertl
	Title:	Attorney-in-fact

GENERAL ELECTRIC COMPANY

By:	/s/ Frank Ertl
	Name:	Frank Ertl
	Title:	Attorney-in-fact

CUSIP No. 763991-02-3	13D	Page 21 of 22 Pages

EXHIBIT INDEX

Exhibit No.
Exhibit 24.1	Power of Attorney, dated as of February 5, 2009 appointing Frank Ertl as attorney-in-fact for General Electric Company.
Exhibit 24.2	Power of Attorney, dated as of January 28, 2009 appointing Frank Ertl as attorney-in-fact for General Electric Capital Corporation.
Exhibit 24.3	Power of Attorney, dated as of January 28, 2009 appointing Frank Ertl as attorney-in-fact for General Electric Capital Services, Inc.
Exhibit 99.15

Shareholders’ Agreement, by and among, Able Star Associates Limited, GE Capital Equity Investments, Inc., GE Pacific-1 Holdings, Inc., GE Pacific-2 Holdings, Inc., GE Pacific-3 Holdings, Inc., Bowenvale Limited, CITIC Group and General Electric Company, dated April 14, 2009.

Exhibit 99.16	Joint Filing Agreement among the Reporting Persons.

CUSIP No. 763991-02-3	13D	Page 22 of 22 Pages

SCHEDULE A

The name, citizenship, business address, and present principal occupation or employment of each of the directors and executive officers of GE Capital Equity Investments, Inc. are set forth below.

GE CAPITAL EQUITY INVESTMENTS, INC.

DIRECTOR

NAME	PRESENT BUSINESS ADDRESS	PRINCIPAL OCCUPATION
Sherwood P. Dodge Citizenship: U.S.A.	GE Capital Equity Investments, Inc. 201 Merritt 7 Norwalk, CT 06851	President & CEO, GE Capital Equity Investments, Inc.

GE CAPITAL EQUITY INVESTMENTS, INC.

EXECUTIVE OFFICERS

NAME	PRESENT BUSINESS ADDRESS	PRINCIPAL OCCUPATION
Sherwood P. Dodge Citizenship: U.S.A.	GE Capital Equity Investments, Inc. 201 Merritt 7 Norwalk, CT 06851	President & CEO, GE Capital Equity Investments, Inc.
Frank Ertl Citizenship: U.S.A.	GE Capital Equity Investments, Inc. 201 Merritt 7 Norwalk, CT 06851	Senior Managing Director, Chief Financial Officer and Treasurer, GE Capital Equity Investments, Inc.